EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 19, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

Item No.		Sequential Page Number

FREE TRANSLATION

Summary of the Resolutions of the Special Meeting of Class A and B Preferred Shareholders held on September 13, 2002

Six shareholders were present, all of them represented by proxy, holders of 800,287 Class "A" Preferred Shares with a par value of $10 each and entitled to one vote per share and six shareholders, all of them represented by proxy, holders of 1,237,242 Class "B" Preferred Shares, with a par value of $10 each and entitled to one vote per share, jointly representing a total of 80.44% of Preferred Class "A" and Class "B" Shares. At the request of Farallon Telco Argentina LLC and by Deutsche Bank Ag, London and DB Global Masters (Equity Special Situations) Fund Ltd., Class "B'' Preferred Shareholders, the following points in the Agenda were discussed.

1.-Appointment of two shareholders to sign the minutes

It was resolved by unanimous approval that the minutes be signed by the representatives of Banca Nazionale de Lavoro S.p.A. and by IRHE Holdings.

2.-Dismissal of the Director elected by the Class "A" Preferred Shareholders at the Special Meeting that was held on April 25, 2002

The motion was approved by the affirmative vote of 1,078,501 votes, representing 52.93% of the votes which were present, and which were composed of 209,151 votes of Class "A" Preferred Shares and 869,350 votes of Class "B" Preferred Shares. 959,028 votes were registered against the proposal, representing 47.07% of the votes which were present, and which were composed of 367,892 votes of Class B Preferred Shares and 591,136 votes of Class A Preferred Shares.

3.-Election of a regular and alternate director by the Class A and B Preferred Shareholders jointly

Appointed as Director was Carlos Marcelo Villegas and as an Alternate Director, Ricardo Muñoz de Toro.

This was approved by an affirmative vote of 1,078,501 votes, representing 52.93% of the votes which were present, and which were composed of 209,151 votes of Class A Preferred Shares and 869,350 votes of Class B Preferred Shares. 959,028 votes were registered against the proposal, representing 47.07% votes which were present of which 367,892 votes correspond to Preferred Class B Shares and 591,136 votes to Preferred Class A Shares.

Special thanks were also given to Roberto Iannone for his services rendered to the Company, it being understood that his personal service was not questioned by any shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2002

NORTEL INVERSORA S.A.

By: ______________________

Name: Maria Elvira Cosentino

Title: General Manager and Sole Officer